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3/18/2002

02021434

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-23705

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 7 2002 PROCESSING 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE GROWER GROUP, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33-01 Vernon Boulevard
(No. and Street)

Long Island City (City) New York (State) 11106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willian Notley (718) 274-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERDON LLP
(Name — *if individual, state last, first, middle name*)

ONE JERICHO PLAZA (Address) JERICHO (City) NEW YORK (State) 11753 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/20/02

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Grower Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Controller

Title

Notary Public

A. BEA RODGERS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01RO4881210
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES DEC. 29, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GROWER GROUP INC.

INDEX
YEAR ENDED DECEMBER 31, 2001

BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
The Grower Group Inc.
Long Island City, N.Y.

We have audited the accompanying statement of financial condition of The Grower Group Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Grower Group Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berdon LLP

Certified Public Accountants

February 15, 2002

EXHIBIT A

THE GROWER GROUP INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 8,554

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses and taxes		$ 1,507
STOCKHOLDER'S EQUITY:		
Common stock - $1 stated value:		
Authorized - 200 shares;		
issued and outstanding - 100 shares	$ 100	
Additional paid-in capital	56,655	
Retained earnings (deficit)	(49,708)	7,047
TOTAL STOCKHOLDER'S EQUITY		$ 8,554

The accompanying notes are an integral part of this statement.

EXHIBIT B

THE GROWER GROUP INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$ -
EXPENSES (Notes A and C):	
Accounting	1,000
Insurance	315
Dues, subscriptions and licenses	191
(LOSS) BEFORE INCOME TAXES	(1,506)
Provision for state and local taxes (Note A)	455
NET (LOSS)	$ (1,961)

The accompanying notes are an integral part of this statement.

EXHIBIT C

THE GROWER GROUP INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)
BALANCE - JANUARY 1, 2001	$ 100	$ 52,942	$ (47,747)
Capital contributions	-	3,713	-
Net (loss)	-	-	(1,961)
BALANCE - DECEMBER 31, 2001	$ 100	$ 56,655	$ (49,708)

The accompanying notes are an integral part of this statement.

EXHIBIT D

THE GROWER GROUP INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:				
Net (loss)			$	(1,961)
Changes in assets and liabilities:				
Decrease in prepaid expenses	$	263		
Increase in accrued expenses and taxes		52		315
NET CASH (USED IN) OPERATING ACTIVITIES				(1,646)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Capital contributions				3,713
NET INCREASE IN CASH AND CASH EQUIVALENTS				2,067
CASH - JANUARY 1, 2001				6,487
CASH - DECEMBER 31, 2001			$	8,554

The accompanying notes are an integral part of this statement.

THE GROWER GROUP INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ORGANIZATION

The Company was formed on May 17, 1978 for the principal purpose of engaging in the business of a broker-dealer in securities. The Company's primary business function is purchasing and selling limited partnership interests in real estate properties, both as principal and as an agent. The Company became a registered broker-dealer with the Securities and Exchange Commission on April 30, 1979. Prior to that date, the Company's business transactions were related to organizational matters only.

Securities transactions are recorded in the Company's accounts on a trade-date basis. Commission income earned on such transactions, along with related expenses, is also recorded on a trade-date basis. In 2001 the Company did not purchase or sell any limited partnership interests.

The Company provides for federal, state and local income taxes based on net income for financial reporting purposes, or based on minimum statutory income taxes, whichever is greater.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001 and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

NOTE B - OPEN TRANSACTIONS

As of December 31, 2001 the Company did not have any open transactions with respect to its activities as a securities broker-dealer.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2001, the Company had a net capital and net capital requirements, as reflected on the accompanying supplementary schedule of computation of net capital, of $7,047 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .21 to 1 at December 31, 2001.

THE GROWER GROUP INC.

NOTES TO FINANCIAL STATEMENTS

NOTE D - INCOME TAXES

At December 31, 2001, an operating loss carryforward of approximately $59,000, expiring in 2016, is available to offset future taxable income. The deferred tax asset of $20,000 resulting from the net operating loss carryforward has been reduced by an equal valuation allowance because it is more likely than not that the deferred tax asset will not be realized.

SUPPLEMENTARY FINANCIAL INFORMATION

THE GROWER GROUP INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity (Exhibit A)	$ 7,047
NET CAPITAL	$ 7,047
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness:	
Accrued expenses and taxes	$ 1,507
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 2,047
Ratio of aggregate indebtedness to net capital	.21 to 1

There is no material difference between the net capital computed herein and the amount computed in the Focus Report, Part II A.

The accompanying notes to financial statements and independent auditors' report should be read in conjunction with this supplementary schedule.

THE GROWER GROUP INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

Exemption under Rule 15c3-3, section (k)(2)(i) is claimed, as The Grower Group, Inc. does not hold funds or securities for, or owe money or securities to, customers.

The accompanying notes to financial statements and independent auditors' report should be read in conjunction with this supplementary schedule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
The Grower Group Inc.
Long Island City, New York

In planning and performing our audit of the financial statements of The Grower Group Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls policies and procedures and of the practices and procedures referred to the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Berdon LLP

Certified Public Accountants

February 15, 2002